Exhibit 15.2

Consent of Maritime Strategies International Ltd.

We hereby consent to the use of our name in the Annual Report on Form 20-F, to be filed by Global Ship Lease, Inc. ( the “Annual Report”) and to the references to the statistical and graphical information provided by Maritime Strategies International Ltd. for Global Ship Lease, Inc. wherever appearing in the Annual Report, including, but not limited to, the references to our company under the heading “Item 5. Operating and Financial Review and Prospects—Trend Information” in the Annual Report.

MARITIME STRATEGIES INTERNATIONAL LTD.

By:	/s/ Michael Payne
Name:	Michael Payne
Title:	Managing Director

Dated: April 22, 2014